UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39917

European Sustainable Growth Acquisition Corp.

(Exact name of registrant as specified in its charter)

73 Arch Street

Greenwich, CT 06830

(203)983-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A Ordinary Share

Units, each consisting of one Class A Ordinary Share and one-half of one Warrant to acquire one Class A Ordinary Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	Effective December 22, 2021, European Sustainable Growth Acquisition Corp. merged with and into EUSG II Corporation, a Cayman Islands exempt company (“EUSG II”), with EUSG II surviving the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, European Sustainable Growth Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 18, 2022
EUROPEAN SUSTAINABLE GROWTH ACQUISITION CORP.

	By:	/s/ Pieter Taselar
	Name:	Pieter Taselar
	Title:	Co-Chief Executive Officer